Law Offices of
Paul, Hastings, Janofsky & Walker LLP
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San Francisco, California 94105-3441
Telephone (415) 856-7000
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October 3, 2005
VIA EDGAR CORRESPONDENCE FILING
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Kayne Anderson MLP Investment Company File Nos. 333-123595 and 811-21593
Sir or Madam:
On behalf of Kayne Anderson MLP Investment Company (the “Fund”), we offer the following further responses to the comments of Christian T. Sandoe of the Commission’s staff in a letter dated May 11, 2005, and in subsequent telephone conversations with Mr. Sandoe and certain of the Commission’s accounting staff (together, the “SEC Reviewers”), regarding the Fund’s registration statement filed with the Commission on March 25, 2005 and pre-effective amendment numbers 1 and 2 to such registration statement filed on May 17, 2005 and August 22, 2005, respectively (collectively, the “Registration Statement”). These responses supplement our responses provided to the Commission in our letters dated May 16, 2005 and August 19, 2005 (the “Prior Letters”). In particular, these comments respond to the comments of the SEC Reviewers made during a telephone conversation on September 20, 2005, and reference changes reflected in the Fund’s pre-effective amendment number 3 to the Registration Statement filed on September 30, 2005. For your convenience, where necessary we have reproduced the oral comments of the SEC Reviewers as accurately as possible.
PROSPECTUS – Fees and Expenses:
1.	Comment: Please include the impact of current income tax expense in the Annual Expenses section of the Fee Table.

Response: A Current Income Tax Expense line item has been added to the table and references to current income tax expense have been added to the parentheticals in the Fee Table where appropriate. Footnotes explaining the line item have also been added (footnote 5 on page 14 and footnote 3 on page 15).

Securities and Exchange Commission
October 3, 2005

2.	Comment: Please indicate in the footnote to the Deferred Income Tax Expense line item in the Annual Expenses section of the Fee Table what the deferred tax expense would be if the amount of deferred tax expense appearing in the Fee table were annualized. Please also include in such footnote the total income tax rate assumed in calculating the deferred tax expense.

Response: The requested disclosure has been added in footnote 6 on page 14, and footnote 4 on page 15.
3.	Comment: Please confirm that the dividends paid to the holders of preferred stock have been included in the calculation of the Leverage Costs line item in the Annual Expenses section of the Fee Table.

Response: Confirmed.
4.	Comment: Please disclose the current dividend rate and interest rates for the Fund’s ARP Shares and Senior Notes in the footnote to the Leverage Costs line item in the Fee Table.

Response: The appropriate disclosure has been added (see footnote 4 on page 13 and footnote 2 on page 15).
5.	Comment: Please discuss the use of 40 years as the amortization period for the offering costs of the Senior Notes, as indicated in the footnote to the Leverage Costs line item in the Fee Table.

Response: As indicated by the Fund’s independent public accounting firm during the telephone conversation, the Senior Notes’ maturity period is 40 years, which is the expected life of the Senior Notes. The Fund does not expect to redeem the Senior Notes prior to their stated maturity. (See footnote 1 on page 13 and footnote 2 on page 14 for reference to the 40-year amortization period).
6.	Comment: Please disclose the impact on common stockholders of the issuance of additional leverage by the Fund following this offering (possibly in a footnote to the Stockholder Transaction Expenses section of the Fee Table).

Response: The appropriate disclosure has been added (see footnote 1 on page 13).
7.	Comment: Please show both before tax and after tax scenarios in the table that is part of the expense example.

Response: The table has been adjusted to reflect both before tax and after tax scenarios. As agreed during the telephone conversation, the after tax calculations are based on taxes resulting from an assumed 5% annual increase in net assets.

Securities and Exchange Commission
October 3, 2005

PROSPECTUS – Financial Highlights:
8.	Comment: Please explain why the source of dividends is disclosed for the preferred stock and not the common stock in the Financial Highlights table.

Response: The source of the preferred stock dividends is identifiable as distributions from net capital gains, whereas the source of the common stock dividends is not accurately identifiable. To avoid confusion, the reference to the source of preferred stock dividends has been removed and footnote 5 has been added on page 16 to explain the difficulty in characterizing dividends.
9.	Comment: Please include a line item for the Ratio of Expenses to Average Net Assets on an after tax basis. Please also apply the same parenthetical convention as is used in the Fees and Expenses Table.

Response: The line item has been added and the parentheticals adjusted as requested.
10.	Comment: For clarity, please re-name the line item “Net Increase in Net Assets Resulting From Operations to Average Net Assets” to be “Total Investment Return Based on Net Asset Value” and re-position it below the Total Investment Return Based on Common Stock Market Value line item.

Response: The appropriate changes have been made. A footnote has been added to indicate that the revised line item assumes the re-investment of dividends.
All other comments were addressed in our Prior Letters, and our responses remain the same.
* * * * * * * * * *
We believe that we have addressed fully the SEC Reviewers’ comments regarding the Registration Statement.
Please direct any inquiries regarding this filing to the undersigned at (415) 856-7041.

Very truly yours,
/s/ H. Sarah Whittington H. Sarah Whittington for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy David J. Shladovsky, Esq. David A. Hearth, Esq. John A. MacKinnon, Esq.